 Exhibit 99.1

Commercial in Confidence
To: All Shareholders By e-mail 29 May 2024 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 2nd floor Century Yard, Cricket Square, PO Box 1044, Grand Cayman, KY1-1102 Cayman Islands T +1 (345) 949 8588 F +1 (345) 949 7120

Nobel Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 106 of 2022 (IKJ)
Cayman Islands company number: 227732
On 22 September 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as Joint Provisional Liquidators (the “JPLs”) of the Company pursuant to Section 104(2) of the Companies Act (2023 Revision) of the Cayman Islands (the “Companies Act”).
The JPLs called an extraordinary meeting of the Company’s contributories to be convened on 16 April 2024 for the purpose of considering, and if thought fit, passing ordinary resolutions to (i) approve the JPLs’ proposed terms of remuneration and (ii) approve the JPLs’ remuneration and disbursements for the period 22 September 2022 to 30 September 2023 (the “Fee Approval Period”). The JPLs were unable to convene the EGM because it was inquorate and therefore adjourned the EGM to 24 April 2024. The JPLs were unable to convene the adjourned EGM because it was inquorate and therefore dissolved the EGM.
On 13 May 2024, the JPLs filed a summons for court approval of the terms of their remuneration agreement and their remuneration for the Fee Approval Period pursuant to section 109(2) of the Companies Act and the Insolvency Practitioners’ Regulations (2023 Consolidation) (the “Summons”). The Summons has been listed for hearing at 10am on 30 July 2024 (“Hearing Date”).
The JPLs have received a number of comments and queries from the Company’s shareholders regarding the JPLs’ proposed terms of remuneration and the JPLs’ remuneration for the Fee Approval Period, including queries submitted in advance of the proposed EGM. The JPLs’ responses to these consolidated queries can be found in the enclosed document entitled “Responses to Queries”. The JPLs have redacted any confidential and sensitive information referred to in these queries, and abbreviated and consolidated queries where appropriate.
The JPLs advise all shareholders that:
1.
Any shareholder who wishes to provide any additional comments or queries regarding the JPLs’ proposed terms of remuneration and the JPLs’ remuneration for the Fee Approval Period should do so in writing to the JPLs by no later than 1 July 2024. Any communications should be sent by email to qcbcipls@uk.qt.com. To the extent appropriate, the JPLs intend to file a short affidavit with the Court in advance of the Hearing Date which addresses any additional comments or queries received.

2.
Any shareholder who intends to appear at the hearing of the Summons must notify the JPLs and confirm whether they support or oppose the orders being sought by no later than 9 July 2024 so as to ensure that the hearing of the Summons proceeds in an orderly manner.

Chartered Accountants. Grant Thornton Specialist Services (Cayman) Limited is a member firm of Grant Thornton International Ltd (GT1L) and a subsidiary of Grant Thornton UK LLP. GIlL and the member firms are not a worldwide partnership. Services are delivered by the member firms. GTIL and its member firms are not agents of, and do not obligate, one another and are not liable for one anther’s acts or omissions. Please see grantthomton.ky for further details. Subject to local regulations.
granfthornton.ky

Should any shareholders wish to receive a copy of the affidavit filed in support of the Summons please contact the JPLs at gcbcipls@uk.gt.com. Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to receive a copy of the documentation. For the avoidance of any doubt, this notice does not constitute a determination or implied acceptance of that person’s right to be a shareholder, and it is without prejudice to any party’s right to challenge any alleged share issuance by the Company.
Yours faithfully
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands
Enclosed:
-    Summons
-    Response to Queries

COURT OF THE CAYMAN ISLANDS FINANCIAL SERVICES DIVISION
CAUSE NO FSD 108 of 2022 (11O)
IN THE MATTER OF THE COMPANIES ACT (2023 REVISION)
AND IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
_____________________________________
SUMMONS
_____________________________________
LET ALL PARTIES CONCERNED attend before Judge in Chambers, at the Law Courts, George Town, Grand
Cayman on 30 July 2024 at 10am/pm, on the hearing of an application by the Joint Provisional Liquidators of Global
Cord Blood Corporation (in Provisional Liquidation) (the “Company”) for orders and directions that:
1.	the Joint Provisional Liquidators’ remuneration of US$10,274,854 incurred during the period 22 September 2022 to 30 September 2023 be approved and paid out of the assets of the Company;
2.	the costs of this application be paid from the liquidation estate as an expense of the provisional liquidation; and
3.	such further and/or other relief as this Honourable Court deems fit.

Dated this 13th day of May 2024

CAMPBELLS LLP
Attorneys at law for the Company and the Joint Provisional Liquidators
To:                          The Registrar of the Financial Services Division
THIS SUMMONS was filed by Campbells LLP, attorneys for the JPLs, whose address for service is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (Ref: LMF/00621-41817)

And To:                            The Company’s Members
Time Estimate: The estimated length of the hearing of this Summons is three hours

THIS SUMMONS was filed by Campbells LLP, attorneys for the JPLs, whose address for service is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (Ref: LMF/00621-41817)

RESPONSES TO QUERIES
GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
Background
By notice dated 18 March 2024, the Joint Provisional Liquidators (“JPLs”) of Global Cord Blood Corporation (the “Company”) called an extraordinary general meeting of the Company’s contributories to be convened at 7.45am Cayman time on 16 April 2024 (the “EGM”) for the purpose of considering, and if thought fit, passing ordinary resolutions to (i) approve the JPLs’ proposed terms of remuneration (“Remuneration Agreement”) and (ii) approve the JPLs’ remuneration and disbursements in the amounts claimed for the period 22 September 2022 to 30 September 2023 (“Fee Approval Period”).
The JPLs have received various comments and queries from the Company’s members and/or underlying investors regarding the JPLs’ remuneration and the JPLs’ Remuneration Agreement, including queries submitted in advance of the EGM. The JPLs were unable to convene the EGM due to a lack of quorum and therefore the JPLs were unable to respond to any of the consolidated queries at the EGM.
To ensure that all members receive the same information, the JPLs’ responses to these consolidated queries can be found below. The JPLs have redacted any confidential and sensitive information referred to in these queries, and abbreviated and consolidated queries where appropriate.
Questions relating to the JPLs’ remuneration and disbursements
Q	Please provide a breakdown of fees charged by the JPLs, disbursements, legal fees and expenses as well as your fee narratives.
A
The JPLs have prepared a report dated 14 March 2024 in respect of the JPLs’ fees and disbursements for the Fee Approval Period (the “Fee Report”) which contains all the information reasonably required to enable the Court and the Company’s contributories to make an informed decision about the reasonableness of the JPLs’ proposed terms of remuneration and the JPLs’ remuneration and disbursements for the Fee Approval Period. Any registered shareholder who does not already have a copy of the Fee Report may request a copy from the JPLs.

A breakdown of the JPLs’ fees and disbursements is also addressed at Section D of the Sixth Affidavit of Margot Maclnnis filed in support of the JPLs’ application for the Court’s sanction of their remuneration incurred during the Fee Approval Period (“Fee Approval Application”).
During the Fee Approval Period, which spans a period of just over twelve months, the JPLs have incurred fees of US$9,305,000 and disbursements of US$970,000. For the same period, legal fees and expenses of US$8,857,000 were incurred: please see section 6 of the JPLs’ Sixth Report dated 1 December 2023.
Periodic updates on fees incurred were, and continue to be, included in each of the JPLs’ reports which are issued on a quarterly basis and available on the Company’s website (together, the “JPLs Reports”):

Report	Update period	JPLs’ fees and disbursements (aggregate)
First Report dated 20 October 2022	As at 30 September 2022	US$875,000
Second Report dated 1 December 2022	As at 31 October 2022	US$3,078,000
Third Report dated 1 March 2023	As at 31 December 2022	US$5,177,000
Fourth Report dated 1 June 2023	As at 31 March 2023	US$8,350,000
Fifth Report dated 1 September 2023	As at 30 June 2023	US$9,186,000
Sixth Report dated 1 December 2023	As at 30 September 2023	US$10,271,000*

*A small amount of additional remuneration, approximately US$4k, was identified after the publication of the 1 December report, these amounts have been included within the Fee Report
The JPLs’ Reports also provided an update on legal fees incurred by the JPLs to ensure that shareholders were apprised of the costs of the provisional liquidation on a quarterly basis. The JPLs’ Seventh Report dated 8 March 2024 reported that the aggregate amount of the JPLs’ Fees and Disbursements as at 31 December 2023 were US$11,465,000.
A summary of the costs incurred during the Fee Approval Period on each workstream can be found at section 6 of the Fee Report. In relation to the JPLs’ remuneration for the Fee Approval Period:
Workstream	JPLs’ Fees (US$)	Disbursements (US$)	Total	%
Control of HK Subsidiaries and associated litigation	2,019,391	67,534	2,086,925	20.31
Investigative activities to identify and recover assets	1,934,109	67,663	2,001,772	19.48
Control of PRC Subsidiaries and associated litigation	838,296	763,939	1,602,235	15.59
Liquidity considerations	847,246	-	847,246	8.25
Cayman Court applications and filings	714,838	-	714,838	6.96
Books and records, recovery and review	641,357	33,974	675,331	6.57
Service provider management and corporate governance	619,599	-	619,599	6.03
Regulatory compliance, statutory reporting and obligations	498,577	2,141	500,718	4.87
Stakeholder communication	430,196	-	430,196	4.19
Control and oversight of BVI and Cayman Subsidiaries	389,758	34,330	424,088	4.13
Additional Cellenkos Transaction activities and US investigations	371,907	-	371,907	3.62
Total	9,305,273	969,581	10,274,854	100

An analysis of the JPLs’ fees by grade of staff is at section 18 of the Fee Report. The JPLs have adequately staffed the case, subject to their overall supervision, to ensure that it is dealt with promptly, effectively and in a cost efficient manner. The fee analysis by grade demonstrates that the overall hours spent were appropriately split between the different grades of staff: Appointee or Partner (17%), Consultant (4%), Director or Principal (21%), Associate Director or Senior Manager (12%), Manager or Assistant Manager (20%), Senior (6%) and Administrator (20%).
Due to the complexity and value of the case, and the constant high risk of asset dissipation, it was necessary and appropriate for the JPLs and other Partners of Grant Thornton to be closely involved and engaged.
A breakdown of the JPLs’ fees and disbursements incurred during the Fee Approval Period on a quarterly basis is as follows:
Quarterly period	JPLs’ fees and disbursements incurred in that quarter	Monthly (mean) average burn rate
22 September 2022 to 31 December 2022	US$5,177,000	US$1,725,666
1 January 2023 to 31 March 2023	US$3,173,000	US$1,057,666
1 April 2023 to 30 June 2023	US$836,000	US$278,666
1 July 2023 to 30 September 2023	US$1,085,000	US$271,250

A significant amount of work was required to be undertaken in the first six months of the provisional liquidation as a result of urgent action being required to preserve and safeguard the Company’s assets against real and coordinated threats of dissipation by bad actors. The monthly costs of the provisional liquidation have reduced from the six-month mark onwards.
The JPLs closely scrutinised the invoices on a monthly basis and made write-downs where considered appropriate. Total write-downs made during the Fee Approval Period were US$298,000, in addition to pre-appointment fees of US$104,000. The aggregate amount of write-downs made by the JPLs for time incurred to 30 September 2023 is therefore US$402,000.
The JPLs’ fee narratives contain information of a sensitive and confidential nature given the litigious nature of the mandate and the work performed. Such narratives will not be provided, and there is no requirement for them to be provided under the Cayman Islands Companies Winding Up Rules (2023 Consolidation) (“CWR”) or the Insolvency Practitioners’ Regulations 2022 (“IPR”).
Q	Please can you provide a breakdown of legal fees by law firm and explain the purpose of the engagement of each law firm and please explain why you aren’t seeking approval of their costs?
A
By the Fee Approval Application, the JPLs are seeking the Court’s sanction for approval of their remuneration incurred during the Fee Approval Period. Legal fees incurred during the same period do not require Court sanction and are not the subject of the application. The JPLs’ power to engage legal counsel to assist them with the discharge of their function arises by virtue of paragraph 7 of the order of the Cayman Court of 22 September 2022 appointing the JPLs (the “Appointment Order”).

There is no requirement for the JPLs to provide a breakdown of legal fees by law firm and explain the purpose of the engagement of each law firm. However, the JPLs’ Reports provided all shareholders with a quarterly update on the legal fees incurred. As stated in section 6 of the JPLs’

Sixth Report, legal fees and expenses of US$8,857,000 were incurred during the Fee Approval Period.
Q	What is your reason for utilising a team of over 80 people? How many of the Grant Thornton team are fluent Mandarin speakers?
A
The JPLs’ mandate and work undertaken during the Fee Approval Period needs to be viewed in the context of the significant value of the Company and its subsidiaries (including, inter alia, the Company’s subsidiaries in Hong Kong and the People’s Republic of China) (the “Group”) and the steps taken by the JPLs to preserve value for the Company’s stakeholders in circumstances where serious allegations have been made against the Company’s founders and the Company’s former directors in relation to attempts to defraud the Company and its shareholders collectively.

As detailed in the JPLs’ Reports, the JPLs have undertaken a significant amount of work with the intention and effect of safeguarding the Company’s assets for the benefit of its shareholders collectively in the face of a coordinated effort from certain bad actors associated with the former management to wrest control of the Company’s subsidiaries (and, accordingly, all or virtually all of its assets) away from it — which would constitute a loss of over US$1.3 billion.
The Company was a New York Stock Exchange listed company with subsidiaries in the British Virgin Islands, Cayman Islands, Hong Kong SAR, USA and the People’s Republic of China. Additionally, the Company holds shares indirectly in an entity listed on the Singapore Stock Exchange. Accordingly, the JPLs consider it necessary and appropriate to draw upon personnel from their offices in these jurisdictions to properly and efficiently carry out their duties to the Company and its stakeholders.
Furthermore, it has been necessary to involve experts in forensics, corporate intelligence, and asset tracing due to the nature of the case, which expanded the JPLs’ team to include additional Grant Thornton offices in the UK, US, Hong Kong and Singapore.
Among the three JPLs, Georgia Chow is a Partner at Grant Thornton Hong Kong’s Recovery and Reorganisation practice who is fluent in English, Cantonese, and Mandarin. Working alongside Georgia is the Hong Kong restructuring and insolvency team, which consists of 12 staff who are also fluent in English, Cantonese, and Mandarin.
Since the JPLs’ appointment, the restructuring and insolvency practice of Grant Thornton China led by Crane Zhang also has been engaged to manage matters related to local logistics, liaise with local government and administrations, and provide onsite support. Grant Thornton China, is one of China’s leading ‘full service’ accounting firms. With 28 offices across China and over 6,000 professionals, it has the resources and experience to serve its client base and sufficient mandarin speakers on hand to provide support to the JPLs.
Q	Why are over 25 staff from Grant Thornton UK being used when the Group has no link to the UK (either operations or litigation)?
A
The JPLs are assisted by the forensics team based in the UK to investigate various aspects of the case. An integrated approach to forensics, valuation and asset recovery is adopted by the JPLs to conduct the provisional liquidation of the Company. The forensics team is responsible for collecting data from various sources, reconstructing and analysing collected data, corporate intelligence, asset tracing, and providing interim updates and written forensic reports (with evidence packs) suitable for integration with JPL reporting to the Court and other stakeholders.
Q                      How much UK VAT has Grant Thornton charged in their fees?
A	No UK VAT has been charged, as all the fees and charges pertain to the liquidation of a Cayman Islands company.
Q
What is the justification for the non-Cayman offices being remunerated at the Cayman liquidation  rates when their market rates are much lower? How can you justify the reasonableness of your charge out rates?

A
The hourly rates for liquidators are prescribed and set out in the schedule to the IPR. This provides a minimum and maximum band to each grade of staff working on a liquidation. The IPR also pre-determine a range of charge out rates per grade which includes any related firm which the liquidator would delegate work to (see Part 3, paragraph 11, subsection 2 of the IPRs). Accordingly, the hourly rates charged to the Company are in alignment with the IPR and market rates.

Q
Did the JPLs seek competitive bids from other professional services firms for any of the investigative and administrative work that they ultimately directed to themselves at Grant Thornton? What checks and balances were implemented to avoid conflict and prevent abuse ahead of the JPLs appointing themselves and affiliated parties as directors within the Group?

A
The primary mandate of the JPLs was to take control of the group in order to preserve value for the benefit of all shareholders. Grant Thornton’s offices in the Cayman Islands, the UK and Hong Kong are member firms of Grant Thornton International Limited. The JPLs are entitled to use their staff from the member firms, and are not required to seek competitive bids from other advisory firms. The JPLs are able to supervise the work of their staff precisely because they are employed by the member firms. All work has been undertaken at the direction of, and under the supervision, the JPLs.

In relation to the appointment of Grant Thornton senior employees as directors of the Company, the JPLs obtained an order from the Court on 16 February 2022 sanctioning the appointment of three individuals from Grant Thornton, namely Nigel Trayers, Sandipan Bhowmik and Denny Tse (the “GT Directors”), with certain powers relating to the conduct of proceedings to preserve the Company’s assets. Each of those individuals is a professional who understands their duties owed as directors of a company.
Q                    Why does the Company have to pay your fees and not the Petitioner?
A
The JPLs are officers of the Court and were appointed by the Court on the terms of the Appointment Order. The Appointment Order and the applicable procedural rules provide that the JPLs are entitled to be paid out of the assets of the Company for their remuneration incurred, subject to approval by the Court.

The preamble to the Appointment Order records that the Petitioner provided an undertaking by its counsel to the Court that if the Court later finds that the Appointment Order has caused loss to the Company and decides that the Company should be compensated for that loss, the Petitioner will comply with any Order the Court may make, insofar as such undertaking be limited to the value of the Petitioner’s shares in the Company. That is a matter to be determined by the Court in due course, and not on the hearing of the Fee Approval Application.
Q
What opportunity will be provided to shareholders to make their views known in respect to your fees and what can they do if they think your fees are unreasonable or that you have gone outside of the Court’s mandate?

A
The JPLs intend to give notice of the Fee Approval Application to all members so that any member who wishes to attend the hearing of the Fee Approval Application and make submissions to the Court on the relief sought may do so.

At the time of filing the Fee Approval Application, the JPLs’ attorneys shall seek a hearing date which allows for all members to be provided with twenty-one days’ notice of the hearing. This is (intentionally) more notice than the minimum notice period of four clear days under CWR Order 11, rule 2(4). Any further queries from members will be brought to the Court’s attention in advance of the hearing date.
Notice of the hearing will be published on the contributory website, and notice of the application having been filed and the hearing date will be given by Form 6-K. A copy of this document will also be made available to the Court.
Only registered shareholders have standing to appear on the hearing of the Fee Approval Application and any corporate shareholder is required to engage Cayman Islands counsel to appear on their behalf.
Q
The Fee Report shows that JPLs spent over $1.5 million on “Liquidity Consideration”. Please further clarify the details and nature of this amount and provide an explanation for these substantial  expenses and clarify why the Company should bear the costs incurred by the JPLs in their fundraising efforts

A
The Fee Report confirms that fees of US$847,246 have been incurred on this workstream during the Fee Approval Period. A breakdown of the work undertaken on this workstream is provided at section 10 of the Fee Report.

Since the date of their appointment, the JPLs have proceeded on the assumption that the Company is solvent. The Company’s principal assets are the shares held in its subsidiaries, the value of which can only be determined by reference to the value of the underlying operational companies. The Company’s liabilities (as distinct from the liabilities of other Group entities) are primarily confined to professional fees. However, the Company’s assets are illiquid and its ability to pay professional fees and other liabilities as they fall due for payment is subject to the Company’s ability to raise debt or equity financing for that purpose. The JPLs are exploring options to raise funding and will update the Court in due course.
Fees incurred in exploring a solution to the Company’s liquidity issue in order to fund past and future work necessary to preserve value for shareholders are a properly incurred expense of the liquidation.

Q                      Why have such significant costs been incurred dealing with Blue Ocean?
A	Please see section 16 of the Fee Report. During the Fee Approval Period, the JPLs have incurred fees of US$430,196 on stakeholder communications including but not limited to Blue Ocean.
Blue Ocean is the largest shareholder of the Company and therefore has the largest economic interest in the liquidation. As the Petitioner, the JPLs have sought to constructively engage with Blue Ocean as its interests and desire to preserve value and prevent the fraudulent disposition of the Company’s assets are aligned with shareholders collectively.
Questions relating to the EGM
Q                      Why are the resolutions proposed at the EGM ordinary resolutions and not special resolutions?
A	There is no requirement for the resolutions to approve the JPLs’ Remuneration Agreement and the fees incurred during the Fee Approval Period to be special resolutions.
CWR Order 8, rule 9(2) provides that at a contributories’ meeting, a resolution is passed when a majority in value of those present and voting, in person or by proxy, have voted in favour of the resolutions. The CWR take precedence over the Company’s Articles. However, the Articles are consistent with the CWR in that Article 73 provides that all questions submitted to a general meeting shall be decided by a simple majority of votes except where a greater majority is required by the Articles or by the Companies Act. Accordingly, there was no requirement for the EGM resolutions to be approved by special resolution.
Questions relating to the provisional liquidation
Q                     Please can you provide confirmation as to the status and stage of the Cayman proceedings?
A
The JPLs’ most recent report to the Court is their Seventh Report dated 8 March 2024. Please see sections 5.5.1 to 5.5.6 of the Seventh Report for an update on the status of the Cayman proceedings. The Seventh Report is available on the Company’s website.

There are currently no new updates regarding the Cayman proceedings. Nevertheless, the JPLs encourage you to refer to the future quarterly reports issued by the JPLs for any additional updates.
Q	Why have you not set up an ad hoc liquidation committee to ensure that shareholder views are being taken into account?
A
There is no requirement for the JPLs to establish an ad hoc liquidation committee. In the absence of the Company maintaining a register of members which complies with the requirements of the Companies Act, there are also issues as to the validity of certain purported shareholdings. This is further complicated by extant disputes relating to certain share issuances shortly before the JPLs were appointed.

By written resolutions of the JPLs dated 28 September 2023, the JPLs appointed six additional directors to the Company’s Board, namely Lingyun Zhai, Guojun Liu, Yang Wang, Shian Liu, Michael Weiss and Ping Xu (together, the “Additional Directors”). The Additional Directors are not affiliated with Grant Thornton and therefore act as an independent sounding board.

The Company also had a Litigation Steering Committee to oversee and administer the Company’s defence of the Petition and any ancillary claims, proceedings and actions by or on behalf of the Company, comprised of three of the Additional Directors, namely Michael Weis, Wang Yang and Zhai Lingyun.
Q
Has the Group’s turnover remained the same since your appointment? Have any of the Group’s licenses been affected by your appointment? Were any of the underlying businesses damaged by the change in control from former management to you?

A
The JPLs’ investigation into the financial status of the Group (including its turnover) is ongoing. Such investigations into the true financial position of the Company, past and present, has been significantly hindered by the actions of bad actors who have prevented the JPLs from obtaining and reviewing the books and records of the Company. We refer you to section 12 of the Fee Report for further information.

The JPLs are not aware of any implications to the Group’s licences as a result of the JPLs’ appointment. As detailed in the JPLs’ Reports, various attempts have been made by members of the former management to wrest control of the Company’s underlying business from it which the JPLs have resisted to date.
Q
Has the Hong Kong Court made any cost orders against former management for work related to the Hong Kong litigation and can this be used to set-off some of the fees incurred by the JPLs in respect to the Hong Kong litigation workstream?

A
The Hong Kong Court has made costs orders against former management. Please see paragraphs 5.7.12 to 5.7.13 of the JPLs’ Seventh Report for an update on the status of the Hong Kong litigation (including on the matter of costs). The Seventh Report is available on the Company’s website. As indicated in the report, the orders made by the Hong Kong Court have been appealed by Tina Zheng, Albert Chen and Prime Intelligence Management Limited.

The JPLs are also considering any steps to enforce the cost orders made against the various defendants of the Hong Kong proceedings and will provide a further update in their next report which is due to be filed on 1 June 2024.
Q
Having been awarded control of the Hong Kong entities, why have the JPLs not proceeded to expeditiously take control of the 100% owned operating subsidiaries in the PRC (which should have significant cash and cash generating capacity)? How have the funds received to date been utilised  by the JPLs?

A
As detailed in Section B of the Sixth Affidavit of Margot Maclnnis filed in support of the Fee Approval Application, the three most significant key workstreams during the Fee Approval Period were (i) control of the Hong Kong Subsidiaries and associated litigation; (ii) control of GCBC’s indirectly owned operating PRC subsidiaries (the “PRC Subsidiaries”) and associated litigation and (iii) investigative activities to identify and recover assets. The JPLs’ fees incurred in relation to these workstreams during the Fee Approval Period amounts to 51% of the total fees incurred. They were clearly a priority for the JPLs and central to their mandate of preserving the assets of the Company for the benefit of its shareholders.

The JPLs are otherwise expeditiously taking steps to take control of the PRC Subsidiaries, including by arranging for the Hong Kong Court’s orders and judgment to be notarised by the members of the Association of China-Appointed Attesting Officers Limited (“CAAO”) and for these documents to be approved by the China Legal Services (HK) Limited (“CLS”). This will allow the JPLs to utilise those documents in the PRC, which is necessary to take control of the PRC Subsidiaries. The JPLs are also defending appeals against the orders of the Hong Kong Court filed by Tina Zheng, Albert Chen and Prime Intelligence Management Limited.
The funds received to date have primarily been utilised in paying legal expenses and other operational costs of the provisional liquidation.
Q	Why hasn’t the JPLs / GCBC joined the NY derivative suit led by MW Gestion against the former directors/management?
A
The JPLs are continuing to monitor the US derivative suit. Whilst the JPLs are not a party to the proceedings, the JPLs’ Reports have been filed in the action and thus the US Courts are aware of the JPLs’ commentary concerning the Company. The JPLs do not otherwise consider it to be an efficient use of the Company’s (finite and limited) resources to actively participate in these proceedings at this point in time.

Q
Why is the Petitioner “in a unique position to have a depth of background in respect to the Company”? Surely there should have been, and should continue to be, parity of information  available to all shareholders?

A
Blue Ocean is the largest shareholder of the Company and therefore has the largest economic interest in the liquidation. As the Petitioner, the JPLs have sought to constructively engage with Blue Ocean as its interests and desire to preserve value and prevent the fraudulent disposition of the Company’s assets are aligned with shareholders collectively.

The JPLs have provided all shareholders with detailed updates on the liquidation through their quarterly reports.
Questions relating to funding
Q
Who is the party that provided the US$7.1 million of interim funding referred to in the fee report and please can you provide copies of the underlying loan agreement? Please clarify if such  arrangement has impacted the JPL’s independence?

A
This name of the party is confidential pursuant to the terms of the loan agreement. The arrangement has not impacted the JPLs’ independence. As court appointed officers, the JPLs are fully aware of their duties and to whom such duties are owed.

Q	Why is the interim funder receiving 10% interest on monies lent when the rest of the shareholders are suffering?
A
The terms of funding were the best available having regard to all of the circumstances. A 10% interest rate on a loan being provided to a company in provisional liquidation is a competitive rate of lending, particularly given the factual scenario of the Company.

Q
Please provide a fulsome explanation of the ideas that have been floated, and by who, regarding a  share issue? What sort of terms are being considered, and who would receive the shares? Will a  vote and sanction from the Cayman Court be sought ahead of share issuance?

A
The JPLs are exploring options to raise funding and will update all shareholders and the Court in due course. The Company’s assets are illiquid and it needs to raise funding in order to fund the costs of the liquidation which in turn is required to preserve the value in the Company’s assets for the benefit of all shareholders. Any funding arrangement, whether by debt or equity, will require the sanction of the Cayman Court and that application will be on notice to all shareholders.

Each of the JPLs’ Report have, on a quarterly basis, addressed the need for funding and invited expressions of interest from all shareholders to fund. To date, limited interest has been received.